Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 27, 2005

List of materials

Documents attached hereto:

i) Press release announcing Sony Corporation's Consolidated Financial Results for the Second Quarter Ended September 30, 2005




                                                Sony Corporation
                                            6-7-35 Kitashinagawa
                                                    Shinagawa-ku
                                            Tokyo 141-0001 Japan

                                                     No: 05-063E
                                                  3:00 P.M. JST,
                                                October 27, 2005

                 Consolidated Financial Results
        for the Second Quarter Ended September 30, 2005

Tokyo, October 27, 2005 -- Sony Corporation today announced its consolidated results for the second quarter ended September 30, 2005 (July 1, 2005 to September 30, 2005).

    (Billions of yen, millions of U.S. dollars, except per share amounts)
                             Second quarter ended September 30
                              2004       2005  Change      2005*
                                               in Yen
----------                  ------     ------  ------     ------
Sales and operating       Y1,702.3   Y1,703.0    +0.0%   $15,071
 revenue
Operating income              43.4       65.9   +51.9        583
Income before income          63.3       95.4   +50.8        844
 taxes
Equity in net income           6.1       (2.6)      -        (23)
 (loss) of affiliated
 companies
Net income                    53.2       28.5   -46.5        252

Net income per share of
 common stock
  - Basic                   Y57.50     Y28.63   -50.2      $0.25
  - Diluted                  51.47      27.32   -46.9       0.24

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y113=U.S.$1, the approximate
Tokyo foreign exchange market rate as of September 30, 2005.

Unless otherwise specified, all amounts are on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S.
GAAP").

Consolidated Results for the Second Quarter Ended September 30,
2005
---------------------------------------------------------------
Sales and operating revenue ("sales") remained almost unchanged compared with the same quarter of the previous fiscal year; on a local currency basis sales decreased 1%. (For all references herein to results on a local currency basis, see Note I.) This reflects a decrease in sales resulting from the establishment of SONY BMG MUSIC ENTERTAINMENT ("SONY BMG") (please refer to Note to Operating Performance Highlights by Business Segment).

Sales within the Electronics segment remained largely unchanged compared with the same quarter of the previous fiscal year. In terms of product categories within the Electronics segment, although sales of LCD flat panel televisions and video cameras increased, there was a decrease in sales of CRT televisions, plasma televisions and digital cameras. In the Game segment, sales increased 79.1% as a result of the contribution from hardware and software sales of the PlayStation Portable ("PSP"). In the Pictures segment, there was a 17.2% decrease in revenue primarily due to lower theatrical revenues. In the Financial Services segment, revenue increased by 39.7% mainly due to an improvement in gains and losses on investments at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income increased 51.9% (a 34% increase on a local currency basis) compared with the same quarter of the previous fiscal year. This includes a one time gain of Y73.5 billion ($650 million), which resulted from the transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund. Of this, a gain of Y63.9 billion ($565 million) was recorded within the Electronics segment. In addition, restructuring charges, which were recorded as operating expenses, for the second quarter amounted to Y32.9 billion ($291 million) compared to Y18.8 billion in the same quarter of the previous fiscal year. In the Electronics segment, restructuring charges were Y32.3 billion ($286 million) compared to Y15.6 billion in the same quarter of the previous fiscal year.

In the Electronics segment, although there was a decrease in sales to outside customers, operating income was recorded solely as a result of a gain resulting from the transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund. In the Game segment, operating income was recorded in association with the favorable growth of the PSP business. In the Pictures segment, disappointing theatrical revenues resulted in an operating loss. In the Financial Services segment, there was a significant increase in operating income mainly attributable to the increase in gains on investments at Sony Life.

Income before income taxes increased 50.8% compared to the same quarter of the previous fiscal year. An improvement in the net effect of other income and other expenses was mainly the result of a gain of Y20.7 billion ($183 million) on the change in interest resulting from the sale of a portion of stock in Monex Beans Holdings, Inc. ("Monex Beans"), previously an equity affiliate of Sony. In the same quarter of the previous year, Sony also recognized a gain of Y9.0 billion from a change in interest in subsidiaries and equity investees resulting from the establishment of Monex Beans, and a Y4.2 billion gain resulting from the initial public offering of So-net M3 Inc., a consolidated subsidiary of Sony Communications Network Corporation ("SCN").

Income taxes: During the current quarter, Sony recorded Y65.1 billion ($576 million) of income tax expense, resulting in an effective tax rate of 68.3%. This effective tax rate exceeded the Japanese statutory tax rate due primarily to the recording of both an additional tax provision for undistributed earnings of foreign subsidiaries and additional valuation allowances against deferred tax assets.

Equity in net loss of affiliated companies of Y2.6 billion ($23 million) was recorded, a Y8.7 billion deterioration compared to the same quarter of the previous fiscal year.

An equity loss of Y2.8 billion ($25 million) was recorded for S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd. ("S-LCD"), for the manufacture of amorphous TFT LCD panels. Sony also recorded equity in net loss of approximately Y4.4 billion ($39 million) for Metro-Goldwyn-Mayer Inc. ("MGM")* and of Y3.2 billion ($29 million) for SONY BMG. The equity in net loss for MGM includes non-cash interest of Y1.5 billion ($13 million) on cumulative preferred stock. This equity in net loss is subject to adjustment reflecting the final allocation of the purchase price for the acquisition.

Sony Ericsson Mobile Communications AB ("Sony Ericsson") contributed Y7.0 billion ($62 million) to equity in net income, an increase of Y1.0 billion compared to the same quarter of the previous fiscal year.

*On April 8, 2005, a consortium led by Sony Corporation of America and its equity partners completed the acquisition of MGM. As part of the acquisition, Sony invested $257 million in exchange for 20% of the total equity. However, based on the percentage of common stock owned, Sony records 45% of MGM's net income (loss) as equity in net income (loss) of affiliated companies.

Net income, as a result, decreased 46.5% compared to the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment
----------------------------------------------------
Note: As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. The newly formed company, SONY BMG, is 50% owned by each parent company. Under U.S. GAAP, SONY BMG is accounted for by Sony using the equity method and, since August 1, 2004, 50% of net profits or losses of this business have been included under "Equity in net income (loss) of affiliated companies."

In connection with the establishment of this joint venture, Sony's non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to the Electronics segment to recognize the new management reporting structure whereby Sony's Electronics segment has now assumed responsibility for these businesses. Effective April 1, 2005, a similar change was made with respect to Sony's Japan based disc manufacturing business. Results for the three and six month periods ended September 30, 2004 in the Electronics segment have been restated to account for these reclassifications.

Effective April 1, 2005, Sony no longer breaks out its music business as a reportable segment as it no longer meets the materiality threshold. Accordingly, the results for Sony's music business are now included within the Other segment and the prior year's results have been reclassified to the Other segment for comparative purposes. Results for the first quarter and first half of this fiscal year in the Other segment include the results of Sony Music Entertainment Inc.'s ("SMEI") music publishing business and Sony Music Entertainment (Japan) Inc. ("SMEJ"), excluding Sony's Japan based disc manufacturing business which, as noted above, has been reclassified to the Electronics segment. However, results for the same periods of the previous fiscal year in the Other segment include the consolidated results for SMEI's recorded music business for the period through July 31, 2004, as well as the results for SMEI's music publishing business and SMEJ excluding Sony's Japan based disc manufacturing business.

Electronics

                     (Billions of yen, millions of U.S. dollars)
                            Second quarter ended September 30
                          2004       2005   Change in       2005
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating   Y1,219.4   Y1,216.1       -0.3%    $10,762
 revenue
Operating income           7.1       17.3     +144.6         153

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales remained largely unchanged (a 2% decrease on a local currency basis). Sales to outside customers decreased 7.8% compared to the same quarter of the previous fiscal year. There was a decline in sales of CRT televisions which experienced a continued shift in demand towards flat panel televisions, plasma televisions and digital cameras, which both faced intense business competition. On the other hand, there was an increase in sales of several products including LCD flat panel televisions, which experienced increased sales in the U.S. and Europe, as well as DVD "Handycam" video cameras, which saw increased sales in all geographic areas, and digital high-definition "Handycam" video cameras, which saw increased sales in Japan.

Operating income increased by Y10.2 billion or 144.6% compared with the same quarter of the previous fiscal year. Despite the decline in sales to outside customers as a result of the aforementioned factors, as well as an increase in the loss on impairment of assets particularly with regard to CRT television manufacturing facilities primarily in the U.S, there was an increase in income solely as a result of a Y63.9 billion ($565 million) gain, which resulted from the transfer to the Japanese government of the substitutional portion of Sony's Employee Pension Fund. With regard to products within the Electronics segment, products which had a negative impact on operating income included CRT televisions, which experienced a significant decrease in sales, CCDs and LCD televisions, which were both impacted by a decline in unit selling prices. On the other hand, "Handycam" video cameras experienced an increase in operating income due to good sales performance.

Inventory, as of September 30, 2005, was Y642.4 billion ($5,685 million), a Y46.1 billion, or 6.7%, decrease compared with the level as of September 30, 2004 and a Y68.8 billion, or 12.0%, increase compared with the level as of June 30, 2005.

Operating Results for Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance. In addition, please note that the operating results of Sony Ericsson discussed below are reported on an International Financial Reporting Standards basis, and thereby differ from the operating results reported on a U.S. GAAP basis contained within Sony's equity in net income (loss) of affiliated companies.

Sales for the quarter were Euro 2,055 million, representing a year-on-year increase of Euro 377 million, or 22%, boosted by hit models such as 2 megapixel auto-focus camera phones and the "Walkman" phone. Units shipped in the quarter reached 13.8 million, a 29% increase compared to the same period last year, higher than market growth. Income before taxes was Euro 151 million and net income was Euro 104 million, which represents a year-on-year increase of Euro 15 million, or 11%, and Euro 14 million, or 16%, respectively. As a result, equity in net income of Y7.0 billion ($62 million) was recorded by Sony.

Game

                     (Billions of yen, millions of U.S. dollars)
                            Second quarter ended September 30
                          2004       2005   Change in       2005
                                                  Yen
----------              ------     ------      ------     ------
Sales and operating     Y119.6     Y214.2       +79.1%    $1,896
 revenue
Operating income (loss)   (0.0)       8.2           -         73

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 79.1% compared with the same quarter of the previous fiscal year (a 77% increase on a local currency basis).

Hardware: In addition to the significant contribution to sales from PSP, an increase of PlayStation 2 ("PS2") unit sales in Europe and the U.S. compared to the same quarter of the previous fiscal year resulted in a significant increase in sales in all geographic areas.
Software: Overall software sales increased as a result of the contribution to sales from PSP software, despite a decrease in PS2 software sales. On a regional basis, revenue significantly increased in Japan and Europe, although it slightly decreased in the U.S.

Operating income of Y8.2 billion ($73 million) was recorded compared to a very small operating loss in the same quarter of the previous fiscal year mainly due to the favorable performance of the PS2 and PSP businesses. This was partially offset by an increase in selling, general and administrative expenses mainly reflecting advertising and marketing expenses associated with the launch of PSP incurred during the quarter, as well as continued aggressive research and development spending associated with the PLAYSTATION 3 business.

Worldwide hardware production shipments:*
   -> PS2:   5.01 million units (an increase of 3.02 million units)
   -> PSP:   3.75 million units**
Worldwide software production shipments:*
   -> PS2:   50 million units (a decrease of 6 million units)
   -> PSP:   9.0 million units**

*Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.
**There were no sales of PSP during the same quarter of the previous fiscal year.

Inventory, as of September 30, 2005, was Y114.9 billion ($1,017 million), a Y61.5 billion, or 115.2%, increase compared with the level as of September 30, 2004 and a Y30.9 billion, or 36.7%, increase compared with the level as of June 30, 2005.

Pictures

                     (Billions of yen, millions of U.S. dollars)
                             Second quarter ended September 30
                           2004     2005  Change in         2005
                                                Yen
----------               ------   ------     ------       ------
Sales and operating      Y191.7   Y158.9      -17.2%      $1,406
 revenue
Operating income (loss)    27.4     (6.6)         -          (59)

The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussions of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales decreased 17.2% compared with the same quarter of the previous fiscal year (18% decrease on a U.S dollar basis). Sales, on a U.S. dollar basis, decreased primarily due to lower theatrical revenues as a result of the strong performance of Spider-Man 2 in the prior year's second quarter coupled with the current year's disappointing performance of Stealth.

An operating loss of Y6.6 billion ($59 million) was recorded as compared to operating income of Y27.4 billion in the same quarter of the previous fiscal year. The decrease is due to the same factors contributing to the revenue decrease discussed above. In addition, marketing costs related to forthcoming theatrical releases were significantly higher than those incurred in the prior year's second quarter. Television operating income decreased due to the comparative lack of major syndication revenues recognized on library product during the quarter.

Financial Services

                     (Billions of yen, millions of U.S. dollars)
                             Second quarter ended September 30
                           2004     2005  Change in         2005
                                                Yen
----------               ------   ------     ------       ------
Financial service        Y125.9   Y175.9      +39.7%      $1,556
 revenue
Operating income           14.9     40.0     +169.1          354

Unless otherwise specified, all amounts are on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

Financial service revenue was Y175.9 billion ($1,556 million), a 39.7% increase compared with the same quarter of the previous fiscal year, mainly due to an increase in revenue at Sony Life. Revenue at Sony Life was Y153.3 billion ($1,356 million), a Y47.4 billion, or 44.7% increase compared with the same quarter of the previous fiscal year. The reasons for this increase were an improvement in gains and losses from investments and an increase in revenue from insurance premiums reflecting a stable increase of insurance-in-force.

Operating income was Y40.0 billion ($354 million), a Y25.2 billion, or 169.1% increase compared with the same quarter of the previous fiscal year, mainly as a result of an improvement in gains and losses on investments in the general account at Sony Life, primarily resulting from an improvement in valuation gains from stock conversion rights in convertible bonds. As a result of the abovementioned factors, operating income at Sony Life increased by Y21.5 billion or 121.9% to Y39.1 billion ($346 million).

Other

                     (Billions of yen, millions of U.S. dollars)
                             Second quarter ended September 30
                           2004     2005  Change in         2005
                                                Yen
----------               ------   ------     ------       ------
Sales and operating      Y112.9   Y100.0      -11.4%        $885
 revenue
Operating income            0.7      7.7     +972.7           69

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 11.4% compared with the same quarter of the previous year. Sales in the Other segment for the second quarter of the current fiscal year incorporate the results of Sony's music businesses (please refer to Note to Operating Performance Highlights by Business Segment) which include both
SMEI's music publishing business and SMEJ. There was a decrease in sales within the Other segment reflecting the fact that the results for the same quarter of the previous fiscal year in the Other segment incorporated the results for SMEI's recorded music business for only the month of July 2004, as it was combined as of August 1, 2004 with Bertelsmann AG's recorded music business to form the SONY BMG joint venture.

Sales at SMEJ decreased compared to the same quarter of the previous fiscal year due to the absence in the current quarter of a best selling album compared to the same quarter of the previous fiscal year when Porno Graffitti's two greatest hits albums were successful releases. Best selling singles during the quarter included GLAMOROUS SKY by NANA starring MIKA NAKASHIMA, Kizuna by ORANGE RANGE and the best selling DVD SHOGO HAMADA Visual Collection "Flash & Shadow" by Shogo Hamada also contributed to sales.

Excluding sales recorded within Sony's music business, there was an increase in sales within the Other segment. This increase was mainly the result of favorable sales recorded at SCN, where contents businesses performed well during the quarter.

Operating income of Y7.7 billion ($69 million) was recorded, representing an increase of Y7.0 billion compared to the same quarter of the previous fiscal year. This increase was mainly the result of the recording of a gain resulting from the transfer to the Japanese government of the substitutional portion of the Employee Pension Fund at several businesses within the segment including SMEJ.

Operating Results for SONY BMG MUSIC ENTERTAINMENT

The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.

SONY BMG recorded sales revenue of $936 million, loss before income taxes of $58 million, and a net loss of $60 million during the quarter ended September 30, 2005. Loss before income taxes includes $43 million of restructuring charges and also reflects harsh market conditions in many territories worldwide, most notably the U.S., Germany, the U.K., Italy, Spain and Australia. As a result, equity in net loss of Y3.2 billion ($29 million) was recorded by Sony.

Cash Flow

The following charts show Sony's unaudited condensed statements of cash flow for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

Cash Flow - Excluding Financial Services segment
------------------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                 Six months ended September 30
Cash flow                      2004      2005    Change     2005
                                                 in Yen
----------                   ------    ------    ------   ------
- From operating activities   Y35.0    (Y91.9)  Y-126.9    ($813)
- From investing activities  (330.1)   (145.1)   +185.0   (1,284)
- From financing activities   (25.6)     97.1    +122.7      859
Cash and cash equivalents     592.9     519.7     -73.2    4,599
 at beginning of the fiscal
 year
Cash and cash equivalents     290.1     393.9    +103.8    3,486
 as of September 30

Operating Activities: During the six months ended September 30, 2005, in addition to the recording of a net loss, compared with the net income recorded in the same period of the previous fiscal year, there was an increase in inventory mainly within the Electronics and Game segments resulting from increased production in anticipation of the year-end sales season.

Investing Activities: During the six months ended September 30, 2005, Sony carried out capital investments mainly in relation to semiconductor manufacturing facilities. In addition, Sony also carried out the sale of securities investments. In the same period of the previous fiscal year, in addition to investment in semiconductor manufacturing facilities, Sony also carried out investment towards S-LCD.

As a result, the total amount of cash flow from operating activities and from investing activities was a use of cash of Y237.0 billion ($2,097 million).

Financing Activities: During the six months ended September 30, 2005, financing was carried out through the issuance of commercial paper and straight bonds. The proceeds from the issuance of a total of Y120 billion in straight bonds in Japan, including Y50 billion of bonds with a maturity of 5 years, Y40 billion with a maturity of 7 years and Y30 billion with a maturity of 10 years, was used by Sony to redeem a portion of its existing bonds.

Cash and Cash Equivalents: In addition to the aforementioned information, the total balance of cash and cash equivalents, accounting for the effect of foreign currency exchange rate fluctuations, decreased Y125.8 billion compared to March 31, 2005, and increased by Y103.8 billion compared to September 30, 2004, to Y393.9 billion ($3,486 million) as of September 30, 2005.

Cash Flow - Financial Services segment
--------------------------------------

                     (Billions of yen, millions of U.S. dollars)
                                 Six months ended September 30
Cash flow                      2004      2005    Change     2005
                                                 in Yen
----------                   ------    ------    ------   ------
- From operating activities   Y83.6     Y50.9    Y-32.6     $451
- From investing activities  (344.7)   (261.9)    +82.7   (2,318)
- From financing activities   164.3     138.9     -25.4    1,229
Cash and cash equivalents     256.3     259.4      +3.1    2,295
 at beginning of the fiscal
 year
Cash and cash equivalents     159.5     187.3     +27.7    1,657
 as of September 30

Operating Activities: Net cash from operating activities was generated mainly due to an increase in revenue from insurance premiums, reflecting primarily an increase in insurance-in-force at Sony Life.

Investing Activities: Payments for investments and advances exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances primarily as a result of investments in mainly Japanese fixed income securities carried out at Sony Life, as well as an increase in advance payments for housing loans and investments in marketable securities at Sony Bank.

Financing Activities: Net cash from financing activities was generated as a result of an increase in policyholders' accounts at Sony Life and an increase in deposits from customers in the banking business.

Cash and Cash Equivalents: As a result of the above, cash and cash equivalents decreased Y72.1 billion compared to March 31, 2005, and increased Y27.7 billion compared to September 30, 2004, to Y187.3 billion ($1,657 million) as of September 30, 2005.

Notes

Note I: During the quarter ended September 30, 2005, the average value of the yen was Y110.3 against the U.S. dollar and Y134.2 against the Euro, which was 1.2% lower against the U.S. dollar and 1.0% lower against the Euro, compared with the average rates for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating income obtained by applying the yen's average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Local currency basis results are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: "Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income" in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note III: In the third quarter ended December 31, 2004,
Sony adopted Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." As a result of adopting EITF Issue No. 04-8, diluted earnings per share of net income (loss) for the three and six months ended September 30, 2004 have been restated (see Note 9 regarding EITF Issue No. 04-8).

Outlook for the Fiscal Year ending March 31, 2006
-------------------------------------------------
On September 22, 2005, Sony announced organizational restructuring and adjusted its forecast to reflect additional restructuring costs to be incurred. Subsequent to this, Sony realized a gain that was higher than anticipated from the transfer to the Japanese Government of the substitutional portion of Sony's Employee Pension Fund. At this point in time, however, we have not revised our forecast for the fiscal year ending March 31, 2006 from the forecast announced on September 22, 2005, as stated below, since there continue to be many uncertainties in the business environment for the second half of the fiscal year.

The forecast announced on September 22, 2005
--------------------------------------------

                                                     Change from
                                                        previous
                                           Forecast  fiscal year
                                           --------  -----------
Sales and operating revenue          Y7,250 billion          +1%
Operating income (loss)                 (20 billion)          -
(Restructuring charges included         140 billion         +56%)
 within operating income
Income before income taxes               40 billion         -75%
Equity in net income (loss) of           (8 billion)          -
 affiliated companies
Net income (loss)                       (10 billion)          -

Assumed foreign currency exchange rates for the second half of the fiscal year: approximately Y107 to the U.S. dollar and approximately Y130 to the Euro.

Our forecast for capital expenditures, depreciation and amortization or research and development costs, as per the table below, is unchanged from the forecast of April 27, 2005.

The forecast announced on April 27, 2005
----------------------------------------

                                                     Change from
                                                        previous
                                           Forecast  fiscal year
                                           --------  -----------
Capital expenditures                   Y410 billion         +15%
 (additions to fixed assets)
Depreciation and amortization*          390 billion          +5
(Depreciation expenses for              320 billion          +6)
 tangible assets
Research and development expenses       520 billion          +4

*Including amortization of intangible assets and amortization of deferred insurance acquisition costs.

In addition, as was announced on April 26, 2005, Sony is considering the possibility of an initial public offering of SCN common stock. However, the impact of such an offering on Sony's financial results is not reflected within this forecast.

Cautionary Statement
--------------------
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment and music business; (v) Sony's ability to implement successfully its network strategy for its Electronics, Pictures and Other segments, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments; (vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and
(viii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Business Segment Information (Unaudited)
----------------------------------------

                      (Millions of yen, millions of U.S. dollars)
                                Three months ended September 30
Sales and operating           2004        2005   Change      2005
 revenue
  ----------                ------      ------   ------    ------
  Electronics
   Customers            Y1,182,004  Y1,090,250     -7.8%   $9,648
   Intersegment             37,351     125,825              1,114
  ----------                ------      ------             ------
   Total                 1,219,355   1,216,075     -0.3    10,762

  Game
   Customers               114,874     203,994    +77.6     1,805
   Intersegment              4,771      10,252                 91
  ----------                ------      ------             ------
   Total                   119,645     214,246    +79.1     1,896

  Pictures
   Customers               191,742     158,855    -17.2     1,406
   Intersegment                  0           0                  0
  ----------                ------      ------             ------
   Total                   191,742     158,855    -17.2     1,406

  Financial Services
   Customers               119,643     170,103    +42.2     1,505
   Intersegment              6,219       5,779                 51
  ----------                ------      ------             ------
   Total                   125,862     175,882    +39.7     1,556

  Other
   Customers                94,009      79,794    -15.1       707
   Intersegment             18,849      20,238                178
  ----------                ------      ------             ------
   Total                   112,858     100,032    -11.4       885

  Elimination              (67,190)   (162,094)       -    (1,434)
  ----------                ------      ------             ------
  Consolidated total    Y1,702,272  Y1,702,996     +0.0%  $15,071

Electronics intersegment amounts primarily consist of transactions with the Game, Pictures and Other segments.
Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)       2004        2005   Change      2005
  ----------                ------      ------   ------    ------
  Electronics               Y7,063     Y17,273   +144.6%     $153
  Game                         (11)      8,220        -        73
  Pictures                  27,418      (6,633)       -       (59)
  Financial Services        14,881      40,046   +169.1       354
  Other                        722       7,745   +972.7        69
  ----------                ------      ------             ------
  Total                     50,073      66,651    +33.1       590

  Corporate and             (6,688)       (734)       -        (7)
   elimination
  ----------                ------      ------             ------
  Consolidated total       Y43,385     Y65,917    +51.9%     $583

Commencing April 1, 2005, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current quarter (see notes 5 and 6).


                      (Millions of yen, millions of U.S. dollars)
                                Six months ended September 30
Sales and operating           2004        2005   Change      2005
 revenue
  ----------                ------      ------  -------    ------
  Electronics
   Customers            Y2,288,163  Y2,113,735     -7.6%  $18,706
   Intersegment             62,473     217,593              1,925
  ----------                ------      ------             ------
   Total                 2,350,636   2,331,328     -0.8    20,631

  Game
   Customers               214,935     369,471    +71.9     3,270
   Intersegment             10,075      17,553                155
  ----------                ------      ------             ------
   Total                   225,010     387,024    +72.0     3,425

  Pictures
   Customers               339,933     303,236    -10.8     2,684
   Intersegment                  0           0                  0
  ----------                ------      ------             ------
   Total                   339,933     303,236    -10.8     2,684

  Financial Services
   Customers               247,349     318,691    +28.8     2,820
   Intersegment             12,137      11,005                 98
  ----------                ------      ------             ------
   Total                   259,486     329,696    +27.1     2,918

  Other
   Customers               224,030     157,296    -29.8     1,391
   Intersegment             36,528      38,179                339
  ----------                ------      ------             ------
   Total                   260,558     195,475    -25.0     1,730

  Elimination             (121,213)   (284,330)       -    (2,517)
  ----------                ------      ------             ------
  Consolidated total    Y3,314,410  Y3,262,429     -1.6%  $28,871

Electronics intersegment amounts primarily consist of transactions with the Game, Pictures and Other segments.
Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.


Operating income (loss)       2004        2005   Change      2005
  ----------                ------      ------   ------    ------
  Electronics              Y15,340    Y(19,007)       -     $(168)
  Game                      (2,892)      2,325        -        21
  Pictures                  31,519      (2,387)       -       (21)
  Financial Services        25,284      61,969   +145.1%      548
  Other                     (2,470)     12,640        -       112
  ----------                ------      ------             ------
  Total                     66,781      55,540    -16.8       492

  Corporate and            (13,622)     (4,905)       -       (44)
   elimination
  ----------                ------      ------             ------
  Consolidated total       Y53,159     Y50,635     -4.7%    $ 448

Commencing April 1, 2005, Sony has partly realigned its business segment configuration. Results of the previous year have been reclassified to conform to the presentations for the current quarter (see notes 5 and 6).

Electronics Sales and Operating Revenue to Customers by Product
Category

                      (Millions of yen, millions of U.S. dollars)
                                Three months ended September 30
Sales and operating           2004        2005   Change      2005
 revenue
  ----------                ------      ------   ------    ------
Audio                     Y147,025    Y129,605    -11.8%   $1,147
Video                      245,876     247,327     +0.6     2,189
Televisions                211,099     171,731    -18.6     1,520
Information and            189,494     183,781     -3.0     1,626
 Communications
Semiconductors              74,992      61,909    -17.4       548
Components                 160,381     156,279     -2.6     1,383
Other                      153,137     139,618     -8.8     1,235
  ----------                ------      ------             ------
Total                   Y1,182,004  Y1,090,250     -7.8%   $9,648

                                 Six months ended September 30
Sales and operating           2004        2005   Change      2005
 revenue
  ----------                ------      ------   ------    ------
Audio                    Y 281,411   Y 246,944    -12.2%   $2,185
Video                      497,081     498,400     +0.3     4,411
Televisions                400,167     322,036    -19.5     2,850
Information and            371,630     367,087     -1.2     3,249
 Communications
Semiconductors             141,902     115,555    -18.6     1,023
Components                 312,091     307,304     -1.5     2,719
Other                      283,881     256,409     -9.7     2,269
  ----------                ------      ------             ------
Total                   Y2,288,163  Y2,113,735     -7.6%  $18,706

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information. The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment. In addition, commencing April 1, 2005, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been restated (see note 7).

Geographic Segment Information (Unaudited)
------------------------------------------

                      (Millions of yen, millions of U.S. dollars)
                                Three months ended September 30
Sales and operating           2004        2005   Change      2005
 revenue
  ----------                ------      ------   ------    ------
  Japan                   Y490,764    Y503,388     +2.6%   $4,455
  United States            457,670     436,297     -4.7     3,861
  Europe                   360,270     368,910     +2.4     3,265
  Other Areas              393,568     394,401     +0.2     3,490
  ----------                ------      ------             ------
  Total                 Y1,702,272  Y1,702,996     +0.0%  $15,071

                                 Six months ended September 30
Sales and operating           2004        2005   Change      2005
 revenue
  ----------                ------      ------   ------    ------
  Japan                   Y975,396    Y971,660     -0.4%   $8,599
  United States            875,966     854,778     -2.4     7,564
  Europe                   735,603     700,033     -4.8     6,195
  Other Areas              727,445     735,958     +1.2     6,513
  ----------                ------      ------             ------
  Total                 Y3,314,410  Y3,262,429     -1.6%  $28,871

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)
---------------------------------------------

     (Millions of yen, millions of U.S. dollars, except per share amounts)
                                Three months ended September 30
                              2004        2005   Change      2005
                            ------      ------   ------    ------
Sales and operating                                   %
 revenue:
  Net sales             Y1,568,026  Y1,517,412            $13,429
  Financial service        119,643     170,103              1,505
   revenue
  Other operating           14,603      15,481                137
   revenue
                            ------      ------             ------
                         1,702,272   1,702,996     +0.0    15,071
Costs and expenses:
  Cost of sales          1,184,124   1,179,803             10,441
  Selling, general and     361,683     300,279              2,657
   administrative
  Financial service        105,216     130,228              1,153
   expenses
  Loss on sale,              7,864      26,769                237
   disposal or
   impairment of
   assets, net
                            ------      ------             ------
                         1,658,887   1,637,079             14,488

Operating income            43,385      65,917    +51.9       583

Other income:
  Interest and               3,109       4,674                 41
   dividends
  Royalty income            11,458       8,638                 76
  Foreign exchange               -         326                  3
   gain, net
  Gain on sale of            1,337       4,259                 38
   securities
   investments, net
  Gain on change in         13,188      20,662                183
   interest in
   subsidiaries and
   equity investees
  Other                      5,834       5,068                 45
                            ------      ------             ------
                            34,926      43,627                386

Other expenses:
  Interest                   7,031       7,135                 63
  Loss on devaluation        1,382       2,144                 19
   of securities
   investments
  Foreign exchange             251           -                  -
   loss, net
  Other                      6,386       4,882                 43
                            ------      ------             ------
                            15,050      14,161                125
                            ------      ------             ------
Income before income        63,261      95,383    +50.8       844
 taxes

  Income taxes              16,203      65,143                576
                            ------      ------             ------
Income before minority      47,058      30,240    -35.7       268
 interest and equity in
 net income (loss) of
 affiliated companies

  Minority interest in         (49)       (837)                (7)
   income (loss) of
   consolidated
   subsidiaries

  Equity in net income       6,103      (2,609)               (23)
   (loss) of affiliated
   companies
                            ------      ------             ------
Net income                 Y53,210     Y28,468    -46.5      $252
                            ------      ------             ------
Per share data:
  Common stock
   Net income
    - Basic                 Y57.50      Y28.63    -50.2     $0.25
    - Diluted                51.47       27.32    -46.9      0.24
  Subsidiary tracking
   stock
   Net income (loss)
    - Basic                    4.25      (19.90)       -     (0.18)



     (Millions of yen, millions of U.S. dollars, except per share amounts)
                                Six months ended September 30
                              2004        2005   Change      2005
                            ------      ------   ------    ------
Sales and operating                                   %
 revenue:
  Net sales             Y3,039,147  Y2,915,146            $25,798
  Financial service        247,349     318,691              2,820
   revenue
  Other operating           27,914      28,592                253
   revenue
                            ------      ------             ------
                         3,314,410   3,262,429     -1.6    28,871
Costs and expenses:
  Cost of sales          2,287,395   2,276,579             20,147
  Selling, general         738,620     649,755              5,750
   and administrative
  Financial service        222,510     256,865              2,273
   expenses
  Loss on sale,             12,726      28,595                253
   disposal or
   impairment of
   assets, net
                            ------      ------             ------
                         3,261,251   3,211,794             28,423

Operating income            53,159      50,635     -4.7       448

Other income:
  Interest and               8,090      10,843                 96
   dividends
  Royalty income            17,119      17,338                153
  Gain on sale of            2,026       6,400                 57
   securities
   investments, net
  Gain on change in         13,495      38,531                341
   interest in
   subsidiaries and
   equity investees
  Other                     12,683      10,826                 96
                            ------      ------             ------
                            53,413      83,938                743

Other expenses:
  Interest                  14,558      11,981                106
  Loss on devaluation        2,313       2,944                 26
   of securities
   investments
  Foreign exchange           5,934       1,066                 10
   loss, net
  Other                     13,892      10,296                 91
                            ------      ------             ------
                            36,697      26,287                233
                            ------      ------             ------
Income before income        69,875     108,286    +55.0       958
 taxes

  Income taxes              14,361      77,194                683
                            ------      ------             ------
Income before               55,514      31,092    -44.0       275
 minority interest,
 equity in net income
 (loss) of affiliated
 companies and
 cumulative effect of
 an accounting change

  Minority interest            572      (1,808)               (16)
   in income (loss) of
   consolidated
   subsidiaries

  Equity in net             26,245     (11,695)              (103)
   income (loss) of
   affiliated
   companies
                            ------      ------             ------
Income before               81,187      21,205    -73.9       188
 cumulative effect of an
 accounting change

  Cumulative effect         (4,713)          -                  -
   of an accounting
   change
   (2004: Net of
   income taxes of
   Y2,675 million)
                            ------      ------             ------
Net income                 Y76,474     Y21,205    -72.3      $188
                            ------      ------             ------
Per share data:
  Common stock
   Income before
    cumulative effect of
    an accounting change
     - Basic                Y87.70         Y -        -       $ -
     - Diluted               78.77           -        -         -
  Net income
     - Basic                 82.61       19.95    -75.9      0.18
     - Diluted               74.26       19.01    -74.4      0.17
  Subsidiary tracking
   stock
   Net income
     - Basic                 18.12      430.74  2,277.2      3.81

Additional Paid-in Capital and Retained Earnings (Unaudited)
------------------------------------------------------------
The following information shows change in additional paid-in capital for the six months ended September 30, 2004 and 2005 and change in retained earnings for the six months ended September 30, 2004 and 2005.
Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

                     (Millions of yen, millions of U.S. dollars)
                                   Six months ended September 30
                                      2004        2005      2005
                                    ------      ------    ------
Additional Paid-in Capital:
  Balance, beginning of year      Y992,817  Y1,134,222   $10,037
  Conversion of convertible bonds       26           -         -
  Exercise of stock acquisition          -          16         0
   rights
  Stock based compensation               -          66         1
  Reissuance of treasury stock        (342)          -         -
                                    ------      ------    ------
  Balance as of September 30      Y992,501  Y1,134,304   $10,038

                     (Millions of yen, millions of U.S. dollars)
                                   Six months ended September 30
                                      2004        2005      2005
                                    ------      ------    ------
Retained Earnings:
  Balance, beginning of year    Y1,367,060  Y1,506,082   $13,328
  Net income                        76,474      21,205       188
  Cash dividends                   (11,573)    (12,456)     (110)
  Reissuance of treasury stock        (237)     (1,349)      (12)
  Common stock issue costs, net         (5)       (759)       (7)
   of tax
                                    ------      ------    ------
  Balance as of September 30    Y1,431,719  Y1,512,723   $13,387



Consolidated Balance Sheets (Unaudited)

                                (Millions of yen, millions of U.S. dollars)
                     September 30    March 31   September 30  September 30
      ASSETS              2004          2005          2005         2005
                        --------      --------      --------     -------
Current assets:
  Cash and cash        Y 449,626     Y 779,103     Y 581,200     $ 5,143
   equivalents
  Time deposits            3,325         1,492         1,857          16
  Marketable             533,373       460,202       508,017       4,496
   securities
  Notes and            1,133,252     1,113,071     1,087,120       9,621
   accounts
   receivable,
   trade
  Allowance for          (76,966)      (87,709)      (78,352)      (693)
   doubtful
   accounts and
   sales returns
  Inventories            781,361       631,349       805,856       7,131
  Deferred income        128,595       141,154       138,160       1,223
   taxes
  Prepaid expenses       463,670       517,509       551,019       4,876
   and other
   current assets
                        --------      --------      --------     -------
                       3,416,236     3,556,171     3,594,877      31,813

Film costs               270,090       278,961       343,998       3,044

Investments and
 advances:
  Affiliated             252,966       252,905       263,524       2,332
   companies
  Securities           2,410,396     2,492,784     2,900,196      25,666
   investments and
   other
                        --------      --------      --------     -------
                       2,663,362     2,745,689     3,163,720      27,998

Property, plant
 and equipment:
  Land                   186,168       182,900       181,130       1,603
  Buildings              929,142       925,796       936,291       8,286
  Machinery and        2,096,564     2,192,038     2,304,687      20,395
   equipment
  Construction in        144,570        92,611        90,822         804
   progress
  Less-Accumulated    (1,973,005)   (2,020,946)   (2,133,025)    (18,876)
   depreciation
                        --------      --------      --------     -------
                       1,383,439     1,372,399     1,379,905      12,212
Other assets:
  Intangibles, net       208,251       187,024       192,688       1,705
  Goodwill               274,662       283,923       291,021       2,575
  Deferred               366,983       374,805       384,917       3,406
   insurance
   acquisition
   costs
  Deferred income        177,973       240,396       205,019       1,814
   taxes
  Other                  492,160       459,732       452,169       4,002
                        --------      --------      --------     -------
                       1,520,029     1,545,880     1,525,814      13,502
                        --------      --------      --------     -------
                     Y 9,253,156   Y 9,499,100  Y 10,008,314    $ 88,569
                        --------      --------      --------     -------
 LIABILITIES AND
  STOCKHOLDERS'
  EQUITY
Current
 liabilities:
  Short-term           Y 158,151      Y 63,396     Y 202,882     $ 1,795
   borrowings
  Current portion        452,986       166,870       165,091       1,461
   of long-term
   debt
  Notes and              826,719       806,044       854,982       7,566
   accounts
   payable, trade
  Accounts               731,145       746,466       756,985       6,699
   payable, other
   and accrued
   expenses
  Accrued income          42,968        55,651        33,211         294
   and other taxes
  Deposits from          451,231       546,718       591,540       5,235
   customers in the
   banking business
  Other                  371,978       424,223       489,937       4,336
                        --------      --------      --------     -------
                       3,035,178     2,809,368     3,094,628      27,386

Long-term
 liabilities:
  Long-term debt         677,262       678,992       690,320       6,109
  Accrued pension        325,664       352,402       221,915       1,964
   and severance
   costs
  Deferred income         67,470        72,227       143,793       1,273
   taxes
  Future insurance     2,314,369     2,464,295     2,598,208      22,993
   policy benefits
   and other
  Other                  267,809       227,631       234,321       2,073
                        --------      --------      --------     -------
                       3,652,574     3,795,547     3,888,557      34,412

Minority interest         24,171        23,847        25,947         230
 in consolidated
 subsidiaries

Stockholders'
 equity:
  Capital stock          480,293       621,709       621,724       5,502
  Additional             992,501     1,134,222     1,134,304      10,038
   paid-in capital
  Retained             1,431,719     1,506,082     1,512,723      13,387
   earnings
  Accumulated           (357,467)     (385,675)     (266,656)     (2,360)
   other
   comprehensive
   income
  Treasury stock,         (5,813)       (6,000)       (2,913)        (26)
   at cost
                        --------      --------      --------     -------
                       2,541,233     2,870,338     2,999,182      26,541
                        --------      --------      --------     -------
                     Y 9,253,156   Y 9,499,100 Y  10,008,314    $ 88,569
                        --------      --------      --------     -------


Consolidated Statements of Cash Flows (Unaudited)

                          (Millions of yen, millions of U.S. dollars)
                                  Six months ended September 30
                                     2004        2005     2005
                                    ------      ------   ------
Cash flows from operating
 activities:
  Net income                      Y 76,474    Y 21,205    $ 188
  Adjustments to reconcile net
   income to net cash provided by
   (used in) operating
   activities:
     Depreciation and              176,704     181,416     1,605
      amortization,
      including amortization
      of deferred insurance
      acquisition costs
     Amortization of film costs    127,305     170,624     1,510
     Accrual for pension and        11,269      (3,503)      (31)
      severance costs, less
      payments
     Gain on the transfer to the         -     (73,472)     (650)
      Japanese Government of the
      substitutional portio n of
      employee pension fund
     Loss on sale, disposal or      12,726      28,595       253
      impairment of assets, net
     Gain on sale or loss on           287      (3,456)      (31)
      devaluation of securities
      investments, net
     Gain on change in interest in (13,495)    (38,531)     (341)
      subsidiaries and equity
      investees
     Deferred income taxes         (11,274)     67,569       598
     Equity in net (income)        (25,661)     12,443       110
      losses of affiliated
      companies, net
      of dividends
     Cumulative effect of an         4,713           -         -
      accounting change
     Changes in assets and
      liabilities:
        Increase in notes and      (43,346)    (22,704)     (201)
         accounts receivable,
         trade
        Increase in inventories   (109,507)   (158,851)   (1,406)
        Increase in film costs    (127,647)   (218,406)   (1,933)
        Increase in notes and       48,286      39,971       354
         accounts payable, trade
        Decrease in accrued income (13,669)    (22,790)     (202)
         and other taxes
        Increase in future          63,841      62,113       550
         insurance policy
         benefits and other
        Increase in deferred       (32,597)    (32,080)     (284)
         insurance acquisition
         costs
        Increase in marketable     (16,270)    (13,216)     (117)
         securities held in the
         financial service
         business for trading
         purpose
        Increase in other          (47,262)    (58,603)     (519)
         current assets
        Increase (decrease) in     (20,970)     18,029       160
         other current
         liabilities
     Other                          52,000       2,750        25
                                    ------      ------    ------
      Net cash provided by         111,907     (40,897)     (362)
      (used in) operating
      activities

Cash flows from investing
 activities:
  Payments for purchases of       (251,558)   (234,310)   (2,074)
   fixed assets
  Proceeds from sales of fixed      18,397       9,978        88
   assets
  Payments for investments and    (723,732)   (712,454)   (6,305)
   advances by financial service
   business
  Payments for investments and    (136,082)    (15,217)     (135)
   advances (other than financial
   service business)
  Proceeds from maturities of      401,202     471,167     4,170
   marketable securities, sales
   of securities
   investments and collections of
   advances by financial service
   business
  Proceeds from maturities of       19,973      50,293       445
   marketable securities, sales of
   securities
   investments and collections of
   advances (other than financial
   service
   business)
  Other                              1,046      15,875       141
                                     ------     ------    ------
      Net cash used in investing   (670,754)  (414,668)   (3,670)
       activities
                                    ------      ------    ------
Cash flows from financing
 activities:
  Proceeds from issuance of          9,589     121,280     1,073
   long-term debt
  Payments of long-term debt       (53,511)   (115,563)   (1,023)
  Increase in short-term            31,221     101,073       894
   borrowings
  Increase in deposits from        129,335     116,856     1,034
   customers in the financial
   service business
  Increase in call money and        35,209      31,500       279
   bills sold in the banking
   business
  Dividends paid                   (11,441)    (12,368)     (109)
  Other                                956         753         7
                                    ------      ------    ------
      Net cash provided by         141,358     243,531     2,155
       financing activities
                                    ------      ------    ------
Effect of exchange rate             17,904      14,131       125
 changes on cash and cash
 equivalents
                                    ------      ------    ------
Net decrease in cash and cash     (399,585)   (197,903)   (1,752)
 equivalents
Cash and cash equivalents at       849,211     779,103     6,895
 beginning of the fiscal year
                                    ------      ------    ------
Cash and cash equivalents at     Y 449,626   Y 581,200   $ 5,143
 September 30
                                    ------      ------    ------


(Notes)
1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y113 = U.S. $1, the approximate
Tokyo foreign exchange market rate as of September 30, 2005.

2. As of September 30, 2005, Sony had 920 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method in respect to56 affiliated companies.

3. Sony calculates and presents per share data separately for Sony's common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards ("FAS") No.128, "Earnings per Share". The holders of the tracking stock have the right to participate in earnings, together with common stock holders. Accordingly, Sony calculates per share data by the "two-class" method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stockholders' economic interest in the targeted subsidiary's earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary's subsidiaries. The earnings allocated to common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony's net income for the period.

Weighted-average shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average shares for the three months and six months ended September 30, 2004 and 2005 mainly resulted from convertible bonds.

Weighted-average shares           (Thousands of shares)
                             Three months ended September 30
                                  2004                   2005
Net income                       -----                   ----
  - Basic                      925,227                996,523
  - Diluted                  1,045,097              1,044,215

Weighted-average shares           (Thousands of shares)
                             Six months ended September 30

                                  2004                   2005
                                  ----                   ----
Income before cumulative effect
 of an accounting change and
 net income
  - Basic                      925,091                996,305
  - Diluted                  1,045,007              1,044,040

By adopting the Emerging Issues Task Force ("EITF") Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", issued in July 2004, diluted earnings per share of income before cumulative effect of an accounting change and net income for the three months and six months ended September 30, 2004 were retroactively restated (see
Note 9).

Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months and six months ended September 30, 2004 are 3,072 thousand shares. Weighted-average shares used for the three months and six months ended September 30, 2005 are 3,083 and 3,077 thousand shares, respectively. There were no potentially dilutive securities or options granted for earnings per share of the subsidiary tracking stock.

4. Sony's comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income and comprehensive income for the three months and six months ended September 30, 2004 and 2005 were as follows:

                          (Millions of yen, millions of U.S. dollars)
                     Three months ended          Six months ended
                        September 30               September 30
              --------------------------   --------------------------
                  2004      2005    2005      2004      2005     2005
---------------------------------------------------------------------
Net income     Y53,210   Y28,468    $252   Y76,474   Y21,205     $188
Other
 comprehensive
 income:
 Unrealized      2,649    24,595     218   (12,514)   32,974      292
  gains (losses)
  on securities
 Unrealized       (151)     (758)     (7)   (2,413)      732        6
  gains (losses)
  on derivative
  instruments
 Minimum        21,316    31,663     280    20,953    31,432      278
  pension
  liabilities
  adjustments
 Foreign        56,243    37,640     333    86,466    53,881      477
  currency
  translation
  adjustments
              -------------------------------------------------------
                80,057    93,140     824    92,492   119,019    1,053
---------------------------------------------------------------------
Comprehensive Y133,267  Y121,608  $1,076  Y168,966  Y140,224   $1,241
 income
---------------------------------------------------------------------


5. As of August 1, 2004, Sony and Bertelsmann AG combined their recorded music businesses in a joint venture. In connection with the establishment of this joint venture, the non-Japan based disc manufacturing and physical distribution businesses, formerly included within the Music segment, have been reclassified to "Other" category in the Electronics segment. In addition, effective April 1, 2005, a similar change was made with respect to the Japan based disc manufacturing businesses. Results for the same period of the previous year in the Electronics segment have been restated to account for these reclassifications.
As a result of these changes in the Music segment, Sony no longer breaks out the Music segment as a reportable segment as it no longer meets the materiality threshold. Effective April 1, 2005, results for the Music segment are included within the Other segment. Accordingly, results for the same period of the previous year in the Electronics and the Other segments have been restated to conform to the presentation for this year.

6. In July 2004, in order to establish a more efficient and coordinated semiconductor supply structure, the Sony group has integrated its semiconductor manufacturing business by transferring Sony Computer Entertainment's semiconductor manufacturing operation from the Game segment to the Electronics segment. As a result of this transfer, sales revenue and expenditures associated with this operation are now recorded within the "Semiconductor" category in the Electronics segment. The results for the three months ended June 30, 2004 have not been restated as such comparable figures cannot be practically obtained given that it was not operated as a separate line of business within the Game segment. This integration of the semiconductor manufacturing businesses is a part of Sony's semiconductor strategy of utilizing semiconductor technologies and manufacturing equipment originally developed or designed for the Game business within the Sony group as a whole.

7. Commencing April 1, 2005, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results for the same period of the previous year have been reclassified. The primary change is as shown below:


Main Product   Previous Product Category   New Product Category
------------  -------------------------    --------------------
Professional         "Televisions"  -->   "Information and
-use projector                            Communications"

8. In July 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 requires insurance enterprises to record additional reserves for long-duration life insurance contracts with minimum guarantee or annuity receivable options. Additionally, SOP 03-1 provides guidance for the presentation of separate accounts. This statement is effective for fiscal years beginning after December 15, 2003. Sony adopted SOP 03-1 on April 1, 2004. As a result of the adoption of SOP 03-1, Sony's operating income for the six months ended September 30, 2004 decreased by Y968 million. Additionally, on April 1, 2004, Sony recognized Y4,713 million of loss (net of income taxes of Y2,675 million) as a cumulative effect of an accounting change.

9. In July 2004, the EITF issued EITF Issue No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share". In accordance with FAS No.128, Sony had not included in the computation of diluted earnings per share ("EPS") the number of potential common stock upon the conversion of contingently convertible debt instruments ("Co-Cos") that have not met the conditions to exercise the stock acquisition rights. EITF Issue No. 04-8 requires that the maximum number of common stock that could be issued upon the conversion of Co-Cos be included in diluted EPS computations from the date of issuance regardless of whether the conditions to exercise the rights have been met. EITF Issue No. 04-8 is effective for reporting periods ending after December 15, 2004. Sony adopted EITF Issue No. 04-8 during the quarter ended December 31, 2004. As a result of the adoption of EITF Issue No. 04-8, Sony's diluted EPS of income before cumulative effect of an accounting change and net income for the three months and six months ended September 30, 2004 were restated. Sony's diluted EPS of net income for the three months ended September 30, 2004 decreased by Y2.29, compared to those before adopting EITF Issue No. 04-8. Sony's diluted EPS of income before cumulative effect of an accounting change and net income for the six months ended September 30, 2004 decreased by Y3.52 and Y3.32, respectively, compared to those before adopting EITF Issue No. 04-8.

10. In December 2004, the FASB issued FAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29". This statement requires that exchanges of productive assets be accounted for at fair value unless fair value cannot be reasonably determined or the transaction lacks commercial substance. This statement is effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. Sony adopted FAS No.153 during the quarter ended September 30, 2005. The adoption of FAS No.153 did not have a material impact on Sony's results of operations and financial position.

Other Consolidated Financial Data

                       (Millions of yen, millions of U.S. dollars)
                              Three months ended September 30
                              2004       2005     Change   2005
                             -------    -------   -----    -----
Capital expenditures        Y 90,051   Y 87,798   -2.5%    $ 777
 (additions to property,
 plant and equipment)
Depreciation and              91,173     92,752   +1.7       821
 amortization expenses*
(Depreciation expenses       (72,579)   (74,845)  +3.1      (662)
 for tangible assets)
R&D expenses                 127,018    131,369   +3.4     1,163

                                 Six months ended September 30
                              2004       2005     Change    2005
                             -------    -------   -----    -----
Capital expenditures       Y 178,122  Y 185,781   +4.3%  $ 1,644
 (additions to
 property, plant and
 equipment)
Depreciation and             176,704    181,416   +2.7     1,605
 amortization expenses*
(Depreciation               (141,486)  (146,726)  +3.7    (1,298)
 expenses for tangible
 assets)
R&D expenses                 250,600    249,757   -0.3     2,210

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Condensed Financial Services Financial Statements (Unaudited)
-------------------------------------------------

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements. Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.


Condensed Statements of Income   (Millions of yen, millions of U.S. dollars)
------------------------------      Three months ended September 30
Financial Services             2004          2005     Change        2005
                             ------         -----       ----       -----
                                                           %
Financial service      Y    125,862  Y    175,882      +39.7   $   1,556
 revenue
Financial service           110,981       135,836      +22.4       1,202
 expenses
                             ------         -----                  -----
Operating income             14,881        40,046     +169.1         354
Other income (expenses),      8,955        23,351     +160.8         207
 net
                             ------         -----                  -----
Income before income         23,836        63,397     +166.0         561
 taxes
Income taxes and other        9,632        23,555     +144.5         208
                             ------         -----                  -----
Net income                Y  14,204  Y     39,842     +180.5   $     353
                             ------         -----                  -----

                              (Millions of yen, millions of U.S. dollars)
                                    Three months ended September 30
Sony without                   2004          2005     Change        2005
 Financial Services
                             ------         -----       ----       -----
                                                           %
Net sales and          Y  1,584,969  Y  1,535,125       -3.1   $  13,585
 operating revenue
Costs and expenses        1,556,733     1,509,731       -3.0      13,360
                             ------         -----                  -----
Operating income             28,236        25,394      -10.1         225
Other income                 17,688         6,461      -63.5          57
 (expenses), net
                             ------         -----                 -----
Income before income         45,924        31,855      -30.6         282
 taxes
Income taxes and                418        43,361  +10,273.4         384
 other
                             ------         -----                  -----
Net income (loss)      Y     45,506  Y    (11,506)         -   $    (102)
                             ------         -----                  -----

                             (Millions of yen, millions of U.S. dollars)
                                     Three months ended September 30
Consolidated                   2004          2005     Change        2005
                             ------         -----       ----       -----
                                                          %
Financial service      Y    119,643  Y    170,103      +42.2   $   1,505
 revenue
Net sales and             1,582,629     1,532,893       -3.1      13,566
 operating revenue
                             ------         -----                  -----
                          1,702,272     1,702,996       +0.0      15,071
Costs and expenses        1,658,887     1,637,079       -1.3      14,488
                             ------         -----                  -----
Operating income             43,385        65,917      +51.9         583
Other income                 19,876        29,466      +48.2         261
 (expenses), net
                             ------         -----                  -----
Income before income         63,261        95,383      +50.8         844
 taxes
Income taxes and other       10,051        66,915     +565.8         592
                             ------         -----                  -----
Net income             Y     53,210  Y     28,468      -46.5   $     252
                             ------         -----                  -----

                             (Millions of yen, millions of U.S. dollars)
Condensed Statements of Income       Six months ended September 30
------------------------------
Financial Services             2004          2005     Change        2005
                             ------         -----       ----       -----
                                                           %
Financial service      Y    259,486  Y    329,696      +27.1   $   2,918
 revenue
Financial service           234,202       267,727      +14.3       2,370
 expenses
                             ------         -----                  -----
Operating income             25,284        61,969     +145.1         548
Other income (expenses),      8,893        23,234     +161.3         206
 net
                             ------         -----                  -----
Income before income taxes   34,177        85,203     +149.3         754
Income taxes and other       13,458        33,289     +147.4         295
                             ------         -----                  -----
Income before cumulative     20,719        51,914     +150.6         459
 effect of an accounting
 change
Cumulative effect of an      (4,713)            -          -           -
 accounting change
                             ------         -----                  -----
Net income             Y     16,006  Y     51,914     +224.3   $     459
                             ------         -----                  -----

                            (Millions of yen, millions of U.S. dollars)
                                    Six months ended September 30
Sony without Financial         2004          2005     Change        2005
 Services
                             ------         -----       ----       -----
                                                           %
Net sales and          Y  3,071,378  Y  2,947,918       -4.0   $  26,088
 operating revenue
Costs and expenses        3,043,660     2,960,161       -2.7      26,196
                             ------         -----                  -----
Operating income             27,718       (12,243)         -        (108)
 (loss)
Other income                 14,479        35,196     +143.1         311
 (expenses), net
                             ------         -----                  -----
Income before income         42,197        22,953      -45.6         203
 taxes
Income taxes and other      (24,771)       53,793          -         476
                             ------         -----                  -----
Net income (loss)      Y     66,968  Y    (30,840)         -   $    (273)
                             ------         -----                  -----


                            (Millions of yen, millions of U.S. dollars)
                                   Six months ended September 30
Consolidated                   2004          2005     Change        2005
                             ------         -----       ----       -----
                                                           %
Financial service      Y    247,349  Y    318,691      +28.8   $   2,820
 revenue
Net sales and             3,067,061     2,943,738       -4.0      26,051
 operating revenue
                             ------         -----                  -----
                          3,314,410     3,262,429       -1.6      28,871
Costs and expenses        3,261,251     3,211,794       -1.5      28,423
                             ------         -----                  -----
Operating income             53,159        50,635       -4.7         448
Other income                 16,716        57,651     +244.9         510
 (expenses), net
                             ------         -----                  -----
Income before income         69,875       108,286      +55.0         958
 taxes
Income taxes and other      (11,312)       87,081          -         770
                             ------         -----                  -----
Income before                81,187        21,205      -73.9         188
 cumulative effect of
 an accounting change
Cumulative effect of         (4,713)            -          -           -
 an accounting change
                             ------         -----                  -----
Net income             Y     76,474  Y     21,205      -72.3   $     188
                             ------         -----                  -----

Condensed Balance Sheets
------------------------
                             (Millions of yen, millions of U.S. dollars)

Financial     September 30    March 31    September 30  September 30
 Services
   ASSETS            2004          2005          2005         2005
                      -----       -------        ------      ------
Current
assets:
  Cash and        Y 159,523     Y 259,371     Y 187,269     $ 1,657
   cash
   equivalents
  Marketable        529,302       456,130       503,946       4,460
   securities
  Other             164,919       274,690       204,377       1,809
                      -----       -------        ------      ------
                    853,744       990,191       895,592       7,926

Investments       2,297,300     2,378,966     2,788,864      24,680
 and advances
Property,            39,828        38,551        34,053         301
 plant and
 equipment
Other assets:
  Deferred          366,983       374,805       384,917       3,406
   insurance
   acquisition
   costs
  Other             102,369       103,004       122,102       1,081
                      -----       -------        ------      ------
                    469,352       477,809       507,019       4,487
                      -----       -------        ------      ------
                Y 3,660,224   Y 3,885,517   Y 4,225,528    $ 37,394
                      -----       -------        ------      ------
LIABILITIES
 AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term      Y 117,715      Y 45,358      Y 70,862       $ 627
   borrowings
  Notes and           7,378         7,099        10,643          94
   accounts
   payable,
   trade
  Deposits          451,231       546,718       591,540       5,235
   from
   customers
   in the
   banking
   business
  Other              96,269       109,438       147,191       1,303
                      -----       -------        ------      ------
                    672,593       708,613       820,236       7,259

Long-term
liabilities:
  Long-term         137,249       135,750       131,507       1,164
  debt
  Accrued            11,163        14,362        13,641         121
  pension and
  severance
  costs
  Future          2,314,369     2,464,295     2,598,208      22,993
  insurance
  policy
  benefits
  and other
  Other             130,237       142,272       158,976       1,406
                      -----       -------        ------      ------
                  2,593,018     2,756,679     2,902,332      25,684

Minority              5,567         5,476         4,279          38
 interest in
 consolidated
 subsidiaries
Stockholders'       389,046       414,749       498,681       4,413
 equity
                      -----       -------        ------      ------
                Y 3,660,224   Y 3,885,517   Y 4,225,528    $ 37,394
                      -----       -------        ------      ------


                       (Millions of yen, millions of U.S. dollars)

Sony without   September 30    March 31    September 30  September 30
 Financial
 Services
   ASSETS            2004          2005          2005         2005
                      -----       -------        ------      ------
Current
 assets:
  Cash and        Y 290,103     Y 519,732     Y 393,931     $ 3,486
   cash
   equivalents
  Marketable          4,071         4,072         4,071          36
   securities
  Notes and         989,216       952,692     1,000,575       8,855
   accounts
   receivable,
   trade
  Other           1,294,395     1,116,353     1,317,568      11,660
                      -----       -------        ------      ------
                  2,577,785     2,592,849     2,716,145      24,037

Film costs          270,090       278,961       343,998       3,044
Investments         500,041       445,446       464,700       4,112
 and advances
Investments         187,400       187,400       187,400       1,658
 in Financial
Services, at
 cost
Property,         1,343,611     1,333,848     1,345,852      11,911
 plant and
 equipment
Other assets      1,165,449     1,189,398     1,106,129       9,789
                      -----       -------        ------      ------
                Y 6,044,376   Y 6,027,902   Y 6,164,224    $ 54,551

LIABILITIES
 AND
 STOCKHOLDERS'
 EQUITY
Current
liabilities:
  Short-term      Y 508,649     Y 204,027     Y 311,405     $ 2,756
   borrowings
  Notes and         822,333       801,252       847,049       7,496
   accounts
   payable,
   trade
  Other           1,057,377     1,132,201     1,144,494      10,128
                      -----       -------        ------      ------
                  2,388,359     2,137,480     2,302,948      20,380

Long-term
 liabilities:
  Long-term         671,067       627,367       638,502       5,650
   debt
  Accrued           314,500       338,040       208,274       1,843
   pension and
   severance
   costs
  Other             302,589       263,520       304,974       2,700
                      -----       -------        ------      ------
                  1,288,156     1,228,927     1,151,750      10,193

Minority             18,704        18,471        21,717         192
 interest in
 consolidated
 subsidiaries
Stockholders'     2,349,157     2,643,024     2,687,809      23,786
 equity
                      -----       -------        ------      ------
                Y 6,044,376   Y 6,027,902   Y 6,164,224    $ 54,551
                      -----       -------        ------      ------

                       (Millions of yen, millions of U.S. dollars)

Consolidated  September 30    March 31   September 30   September 30
   ASSETS             2004        2005           2005         2005
                      -----       -------        ------      ------
Current
 assets:
  Cash and        Y 449,626     Y 779,103     Y 581,200     $ 5,143
   cash
   equivalents
  Marketable        533,373       460,202       508,017       4,496
   securities
  Notes and       1,056,286     1,025,362     1,008,768       8,928
   accounts
   receivable,
   trade
  Other           1,376,951     1,291,504     1,496,892      13,246
                      -----       -------        ------      ------
                  3,416,236     3,556,171     3,594,877      31,813

Film costs          270,090       278,961       343,998       3,044
Investments       2,663,362     2,745,689     3,163,720      27,998
 and advances
Property,         1,383,439     1,372,399     1,379,905      12,212
 plant and
 equipment
Other assets:
  Deferred          366,983       374,805       384,917       3,406
   insurance
   acquisition
   costs
  Other           1,153,046     1,171,075     1,140,897      10,096
                      -----       -------        ------      ------
                  1,520,029     1,545,880     1,525,814      13,502
                      -----       -------        ------      ------
                Y 9,253,156   Y 9,499,100  Y 10,008,314    $ 88,569
                      -----       -------        ------      ------
LIABILITIES
 AND
 STOCKHOLDERS'
 EQUITY
Current
 liabilities:
  Short-term      Y 611,137     Y 230,266     Y 367,973     $ 3,256
   borrowings
  Notes and         826,719       806,044       854,982       7,566
   accounts
   payable,
   trade
  Deposits          451,231       546,718       591,540       5,235
   from
   customers
   in the
   banking
   business
  Other           1,146,091     1,226,340     1,280,133      11,329
                      -----       -------        ------      ------
                  3,035,178     2,809,368     3,094,628      27,386

Long-term
 liabilities:
  Long-term         677,262       678,992       690,320       6,109
   debt
  Accrued           325,664       352,402       221,915       1,964
   pension and
   severance
   costs
  Future          2,314,369     2,464,295     2,598,208      22,993
   insurance
   policy
   benefits
   and other
  Other             335,279       299,858       378,114       3,346
                      -----       -------        ------      ------
                  3,652,574     3,795,547     3,888,557      34,412

Minority             24,171        23,847        25,947         230
 interest in
 consolidated
 subsidiaries
Stockholders'     2,541,233     2,870,338     2,999,182      26,541
 equity
                      -----       -------        ------      ------
                Y 9,253,156   Y 9,499,100  Y 10,008,314    $ 88,569



                       (Millions of yen, millions of U.S. dollars)

Condensed Statements of Cash Flows  Six months ended September 30
----------------------------------
Financial Services                   2004        2005      2005
                                    -----       -----    ------
Net cash provided by operating   Y 83,562    Y 50,949     $ 451
 activities
Net cash used in investing       (344,674)   (261,946)   (2,318)
 activities
Net cash provided by financing    164,319     138,895     1,229
 activities
                                    -----       -----    ------
Net decrease in cash and cash     (96,793)    (72,102)     (638)
 equivalents
Cash and cash equivalents at      256,316     259,371     2,295
 beginning of the fiscal year
                                    -----       -----    ------
Cash and cash equivalents at    Y 159,523   Y 187,269   $ 1,657
 September 30

                                    -----       -----    ------


                     (Millions of yen, millions of U.S. dollars)

                                  Six months ended September 30
Sony without Financial               2004        2005       2005
Services                            -----       -----    ------

Net cash provided by (used in)   Y 34,975   Y (91,879)   $ (813)
 operating activities
Net cash used in investing       (330,078)   (145,119)   (1,284)
 activities
Net cash provided by (used in)    (25,593)     97,066       859
 financing activities
Effect of exchange rate            17,904      14,131       125
 changes on cash and cash
 equivalents
                                    -----       -----    ------
Net decrease in cash and cash    (302,792)   (125,801)   (1,113)
 equivalents
Cash and cash equivalents at       592,895     519,732    4,599
 beginning of the fiscal year
                                    -----       -----    ------
Cash and cash equivalents at     Y 290,103   Y 393,931  $ 3,486
 September 30
                                    -----       -----    ------

                     (Millions of yen, millions of U.S. dollars)

                                  Six months ended September 30
Consolidated                         2004        2005      2005
                                    -----       -----    ------
Net cash provided by (used in)  Y 111,907   Y (40,897)   $ (362)
 operating activities
Net cash used in investing       (670,754)   (414,668)   (3,670)
 activities
Net cash provided by financing    141,358     243,531     2,155
 activities
Effect of exchange rate            17,904      14,131       125
 changes on cash and cash
 equivalents
                                    -----       -----    ------
Net decrease in cash and cash    (399,585)   (197,903)   (1,752)
 equivalents
Cash and cash equivalents at      849,211     779,103     6,895
 beginning of the fiscal year
                                    -----       -----    ------
Cash and cash equivalents at    Y 449,626   Y 581,200   $ 5,143
 September 30
                                    -----       -----    ------

Investor Relations Contacts:

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Takao Yuhara          Justin Hill       Chris Hohman/
+81-(0) 3-5448-2180   +1-212-833-6722   Shinji Tomita
                                        +44-(0)20-7444-9713

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